Dolly Varden Silver Announces Application to List on the NYSE American and
Share Consolidation

Vancouver, British Columbia - April 2, 2025 - Dolly Varden Silver Corporation (TSXV: DV) (OTCQX: DOLLF) (the "Company" or "Dolly Varden") announces that it has applied to list its issued and outstanding common shares (the "Common Shares") on the NYSE American, LLC (the "NYSE American") to complement its current listing on the TSX Venture Exchange (the "TSXV").

In advance of listing on the NYSE American, Dolly Varden intends to file a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC"). Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its Common Shares to commence trading on the NYSE American around late April.

Dolly Varden's Common Shares would trade on the NYSE American under the ticker symbol "DVS". A trading date will be announced once all regulatory requirements are satisfied. The listing of the Common Shares remains subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.  Trading on the OTCQX under the ticker symbol DOLLF is expected to cease in connection with the NYSE American listing.

In connection with the proposed listing on the NYSE American, the Company intends to proceed with a consolidation of its Common Shares on the basis of one new post consolidation Common Share for every four existing pre-consolidation Common Shares (the "Consolidation").

"Listing on the NYSE American provides enhanced access to the world's largest and most liquid equity markets, which we believe will deliver exceptional value for our shareholders," stated Shawn Khunkhun, President and CEO. "Both institutional and retail investors based in the United States will have significantly greater ability to invest in Dolly Varden through more familiar platforms. With our past producing high grade silver mines and advanced exploration deposits, we believe that Dolly Varden will be a compelling company for American investors interested in high grade silver in a safe jurisdiction."

The Company's registration statement has not yet been filed or become effective.  Any listing of the Company's Common Shares on the NYSE American will be subject to the registration statement becoming effective.  The Company cannot provide assurance that it will be successful in achieving a listing of its Common Shares on the NYSE American.

Share Consolidation

The Board of Directors of the Company has approved the Consolidation ratio of four pre-Consolidation Common Shares for one post-Consolidation Common Share.  The Consolidation will reduce the number of issued and outstanding Common Shares from 318,077,469 to approximately 79,519,367. Proportionate adjustments will be made to the Company's outstanding stock options, warrants and restricted share units. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share.

Subject to final approval from the TSXV, the Consolidation is expected to be effective as of April 7, 2025.

A letter of transmittal with respect to the Consolidation will be mailed to the Company's registered shareholders. All registered shareholders will be required to send their certificate(s) representing pre-Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's registrar and transfer agent, Computershare Trust Company of Canada, in accordance with the instructions provided in the letter of transmittal. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post-Consolidation positions. A copy of the letter of transmittal is posted on the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

It is anticipated that the post-Consolidation Common Shares will commence trading on the TSXV under the new CUSIP:256827783 and new ISIN:CA2568277834 on April 7, 2025. The Company's ticker symbol "DV" will remain unchanged on the TSXV.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the Company's proposed listing of Common Shares on the NYSE American and registration with the SEC; the benefits of listing the Common Shares on the NYSE American; the Consolidation; and the proposed effective date of the Consolidation.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 and other documents filed by the Company with the Canadian securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.